Exhibit 99.23

CONSENT OF HARD ROCK CONSULTING, LLC

March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Re:	Excellon Resources Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the “Form 40-F)

The undersigned, Hard Rock Consulting, LLC, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2020 (the “AIF”), which included references to our name and to the technical report entitled “Independent Technical Report and Preliminary Economic Assessment, Kilgore Project, Clark County, Idaho, USA”, dated August 26, 2019, hereby consents to (i) the reference of our name in the AIF, (ii) the inclusion of our name in the Form 40-F and any amendments thereto, and (iii) the use of information derived from the technical report in the AIF and the Form 40-F, and any amendments thereto.

Hard Rock Consulting, LLC

(Signed) “J.J. Brown”
Name:	J.J. Brown
Title:	Director, Hard Rock Consulting LLC